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                                                                Exhibit 99(a)(3)

                                  MEDIS EL LTD.
                                14 SHABAZI STREET
                               YEHUD 56400 ISRAEL
                              PHONE: 972 3 632 0816
                               FAX: 972 3 632 1671


                                   May 2, 2000

Dear Shareholders:

      On April 24, 2000, Medis Technologies Ltd., Medis El Ltd.'s largest shareholder, owning approximately 64% of Medis El's ordinary shares, commenced a tender offer to our shareholders, offering to exchange 1.37 shares of its common stock for each outstanding ordinary share of Medis El that it does not already own. If all of Medis El's shareholders tender their ordinary shares to Medis Technologies, then, upon completion of the tender offer, Medis El will become a wholly-owned subsidiary of Medis Technologies and Medis El's shareholders will become stockholders of Medis Technologies.

      By now you should have received Medis Technologies' tender offer documentation, including its prospectus and a Letter of Transmittal used for tendering shares. These documents contain the terms and conditions of the offer, provide detailed information about these transactions and include information on the procedure for tendering your shares.

      Attached to this letter is a copy of the Schedule 14D-9 that Medis El has filed with the SEC in response to the tender offer, pursuant to applicable SEC rules.

      I urge you to read all of these documents carefully.


                                    Very truly yours,

                                    /s/ Robert K. Lifton

                                    Robert K. Lifton
                                    Chairman of the Board